CANTERBURY CORPORATE SERVICES, INC.
                         -----------------------------------
                   1600 Medford Plaza, Medford, New Jersey  08055
                       (609) 953-0044     FAX (609) 953-0062

                              For Immediate Release

                    CANTERBURY REPORTS PROFITABLE FIRST QUARTER
                                     *******
                 COMPANY EXPECTS OPERATING EARNINGS PER SHARE FOR
                          YEAR TO BE SIGNIFICANTLY BETTER

Medford, New Jersey: April 16, 1997

Canterbury Corporate Services, Inc. (NASDAQ - XCEL) - announced today that for the three months ended February 28, 1997 revenues were $3,174,279 versus $3,229,136 in 1996. Primary earnings per share was $.01 versus $.03 from continuing operations and $.06 inclusive of the previously owned landscape subsidiary.

Stanton M. Pikus, President, was quoted as saying, "Much of our time and energy in the first fiscal quarter was spent on due diligence associated with the acquisition Letters of Intent previously announced, as well as the on-going search for additional acquisitions. Operating results were impacted due to non-recurring expenses related to: litigation (now settled) with Chase Bank, higher personnel costs resulting from the aggressive expansion of CALC/Canterbury Corp. and the necessity to gear up for multi-service information technology related expansion associated with the acquisitions previously reported. The first quarter was also the first period we are reporting which does not include ownership of the landscape subsidiary. Now that we have completed the reengineering of our Company and our business plan is focused within the information technology industry, we expect subsequent quarters to show significantly improved earnings per share, both quarter by quarter in 1997, and in relation to comparative quarters in 1996."

The Canterbury Companies have historically provided a variety of computer and management training programs and consulting services which are marketed to Fortune 1000 companies. CALC/Canterbury Corp. offers computer software training and is a Microsoft Solution Provider and Authorized Technical Education Center. CALC/Canterbury Corp. also offers training for Lotus, Apple, Borland and many more software manufacturers. MSI/Canterbury Corp. offers sales training, management development and various forms of communications and personal development courses. The Company has embarked upon an active acquisition program within the information technology sector and has previously announced the signing of Letters of Intent to acquire profitable software consulting and development, as well as computer consulting companies.

This press release contains forward looking statements. The actual results might differ materially from those projected in the forward looking statements. Additional information concerning factors that could cause actual results to materially differ from those in forward looking statements is contained in Canterbury Corporate Services, Inc.'s SEC filings, including periodic reports under the Securities Exchange Act of 1934, as amended, copies of which are available upon request from the Canterbury investor relations department.